January 26, 2012

JoAnn M. Strasser, Esq.
Thompson Hine LLP
41 South High Street, 17th Floor
Columbus, Ohio   43215

Re: Northern Lights Fund Trust III
        File Numbers: 333-178833, 811-22655

Dear Ms. Strasser:

        We have reviewed the registration statement for Northern Lights Fund Trust III
(the "Trust") filed on Form N-1A on December 30, 2011.   The Trust has one series, The
Lifetime Achievement Fund (the "Fund") which is being formed as a "shell" series in
connection with the reorganization of an existing mutual fund (the "Predecessor Fund")
from a Maryland corporation to a Delaware statutory trust.

        Our comments are set forth below. The captions we use below correspond to the
captions the Fund uses in its registration statement.

General Comments

        1. Please supply the undersigned with copies of any exemptive application and
any no-action request the Fund has submitted, or will submit, in connection with
registration of its shares.

        2. Please review and revise the prospectus where necessary so as to conform to
the Commission's plain English requirements of Rule 421 under Regulation C under the
Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities
and Exchange Commission, <u>A Plain English Handbook </u> (1998).

        3. We may have more comments on disclosure included in any subsequent pre-
effective amendment.

        4. All registrants are reminded of their obligation to file electronic reports with
respect to their fidelity bond coverage under Rule 17g-1(g) under the Investment
Company Act of 1940.

Prospectus

FUND SUMMARY

Fees and Expenses of the Fund

5.   Please explain, in your written response to these comments, whether the Fund intends to continue to operate consistently with language in the Predecessor's fee table which states "The fee has been restated to reflect the fact that the Fund will no longer purchase Investment Funds that have a 12b-1 fee".

6. Please revise the "Other Expenses" lines, consistent with Item 3.3(c)(iii) of Form N-1A, by including a total of all "Other Expenses" since you have subdivided this caption into subcaptions.

7. For the sake of greater readability of the fee table, we suggest indenting the caption and percentages under "Other Expenses".

8. With respect to the first footnote to the fee table, please explain to the staff in your response letter why the expense information is being restated. Are these expenses not going to be the same as the Predecessor's? If not, why are they going to be different?

Principal Investment Strategies

9. Disclose the maturities of fixed income securities in which the Fund may invest. If the Fund can invest in fixed income securities of any maturity, provide disclosure to that effect.

Who Should Invest in the Fund

10. The language in the "Who Should Invest" and "Who Should Not Invest" is largely innocuous and generic and fails to address the risks of investing in a mutual fund that can invest without restrictions in junk bonds, among other things. Please revise the disclosure accordingly.

11. The disclosure states that investors "seeking a core investment to act as a foundation for their equity portfolio" should invest in the Fund.   This is both unclear and possibly misleading, given that the Fund may invest without limit in fixed income securities. Please revise this statement.

Performance

12. The Fund uses the S&P 500 Index as a "supplemental" benchmark index. Form N-1A allows the Fund to include one or more indexes in addition to the primary broad-based securities market but it also requires that there be information in the narrative accompanying the performance table and bar chart (*e.g.*, by stating that the

information shows how the Fund's performance compares with the returns of funds with similar investment objectives). *See* Item 4, Instruction 2(b).

Purchase and Sale of Fund Shares

13. Delete the last sentence of the first paragraph and the second sentence of the second paragraph in this section because such disclosure is not required in the Fund Summary. However, the information in these two sentences may be provided outside the Fund Summary.

HOW SHARES MAY BE PURCHASED

14. In the "Note" following the first paragraph of this section change "insufficient Fund" to "insufficient funds".

FREQUENT PURCHASES AND REDEMPTION OF FUND SHARES

15. Item 11(e)(3)(iii) of Form N-1A requires that each of the policies and procedures for deterring frequent purchases and redemptions be described with *specificity.* (Emphasis added). For example, disclose the specific numbers of purchases, redemptions, and exchanges that may be made within a given time period, the minimum holding period before an investor may make an exchange into another fund, etc.

DISTRIBUTION OF SHARES

16. The staff has on numerous occasions expressed concerns about the propriety of the distribution arrangements between the Predecessor Fund and its then distributor, an affiliate of the Investment Adviser, notably the payment by Investment Funds of "dealer reallowances" to that affiliate and possible payments of duplicative and undisclosed fees. Please confirm in your written response to these comments that (a) the prior distribution arrangements have been terminated, (b) that the Investment Adviser's affiliate is no longer receiving "dealer reallowances" or other fees from the Investment Funds, and (c) that the distribution arrangements with the new distributor do not present the issues and concerns that the staff had found in the previous arrangements.

17. The staff will need to review the 12b-1 Plan and the Fund's agreement with distributor before this registration statement can become effective.

Statement(s) of Additional Information

INVESTMENT STRATEGIES AND RISKS

18. Some investments and practices described here are not mentioned in the prospectus. To the extent that the Fund intends to engage in such investments and practices so that they might materially affect the performance of the Fund or the decision

of an investor to purchase shares, such investments and practices, and their accompanying risks, should be discussed in the prospectus.

DISTRIBUTION OF SHARES

19. In the sixth paragraph of this section, it is disclosed that the Distributor receives "dealer reallowances" from Investment Funds that normally impose a front-end sales at the time of purchase. Is this an inadvertent transference from the Predecessor Fund's statement of additional information? If this is not an error, please explain in your response letter why this does not raise the same concerns that arose with the Predecessor Fund's distribution arrangements.

.

* * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Fund and its management are in possession of all facts relating to the Fund's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

You are reminded that the burden of full and fair disclosure rests with the registrant, its counsel, and others engaged in the preparation of this registration statement. As a matter of law, this burden cannot be shifted to the Commission or its staff.

Please furnish a letter acknowledging that:

- the Fund is responsible for the adequacy and accuracy of the disclosure in its filings;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, this does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Generally, we will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

Any questions you may have regarding the filing or this letter may be directed to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel